Exhibit 99.7

CONSENT OF PATRICK GARRETSON

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2018 (collectively, the “Annual Report”), I, Patrick Garretson, SME Registered Member, consent to the references to my name in connection with (including, as an expert or “qualified person”) the Annual Report and any of the exhibits thereto, including as to (i) my review and approval of all scientific and technical information relating to mineral reserves and mineral resources contained in the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2018 (the “MD&A”) which is attached as Exhibit 99.2 to the Annual Report, and (ii) other than with respect to the Red Lake Report, Peñasquito Report, Cerro Negro Report, Éléonore Report and Pueblo Viejo Report (each as defined in the Company’s Annual Information Form for the year ended December 31, 2017 (the “AIF”) attached as Exhibit 99.1 to the Annual Report), my review and approval of all scientific and technical information contained in the AIF.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-226751 on Form F-10 of the Company.

Date: March 28, 2019

/s/ Patrick Garretson
Name:	Patrick Garretson, SME Registered Member